
June 22, 2009

Mr. Henry Andrews
Chairman and Chief Executive Officer
Transact Energy Corp.
105-5119 Beckwith Blvd.
San Antonio, TX 78249

       Re: Transact Energy Corp.
              POS AM Filed June 1, 2009
              File No. 333-151574
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 25, 2009
              File No. 333-139746

Dear Mr. Andrews:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

POS AM Filed June 1, 2009

1.   We will not be in a position to consider a request for accelerated effectiveness of the POS AM until all outstanding issues, including any comments relating to the disclosure in the Form 10-K for the fiscal year ended December 31, 2008, have been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 11

2.   We note your statement that "our principal executive officer and our principal financial officer concluded that our <u>disclosure controls and procedures</u> were effective … as of December 31, 2008 [emphasis added]." Please note that you must also include disclosure regarding the effectiveness of your <u>internal control over financial reporting</u>. See Item 308T(a) of Regulation S-K. Please revise your filing to include all of the disclosure required by Item 308T.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson, Attorney-Advisor at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director